Filed Pursuant to Rule 424(b)(3)
Registration No. 333-194135

AMERICAN REALTY CAPITAL NEW YORK CITY REIT, INC.
SUPPLEMENT NO. 16, DATED FEBRUARY 4, 2015,
TO THE PROSPECTUS, DATED APRIL 24, 2014

This prospectus supplement, or this Supplement No. 16, is part of the prospectus, or the Prospectus, of American Realty Capital New York City REIT, Inc., or the Company, dated April 24, 2014, as supplemented by Supplement No. 14, dated January 16, 2015, or Supplement No. 14 and Supplement No. 15, dated January 29, 2015, or Supplement No. 15. This Supplement No. 16 supplements, modifies, supersedes and replaces certain information contained in our Prospectus, Supplement No. 14 and Supplement No. 15 and should be read in conjunction with our Prospectus, Supplement No. 14 and Supplement No. 15. This Supplement No. 16 will be delivered with the Prospectus, Supplement No. 14 and Supplement No. 15. Unless the context suggests otherwise, the terms “we,” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries.

The purpose of this Supplement No. 16 is to:

•	provide updates on the status of our initial public offering and shares currently available for sale;
•	add disclosure relating to the engagement of KPMG LLP as our new independent registered public accounting firm; and
•	add disclosure relating to our potential property investments.

OPERATING INFORMATION

Status of the Offering

We commenced our reasonable best efforts initial public offering of up to 30.0 million shares of common stock (excluding shares to be issued under the distribution reinvestment plan, or DRIP) on April 24, 2014. On May 29, 2014, we satisfied the general escrow conditions of our public offering of common stock. On such date, we received and accepted aggregate subscriptions in excess of $20.0 million in shares of common stock and thereby broke escrow in Ohio and Washington. On June 3, 2014, we received and accepted aggregate subscriptions in excess of $37.5 million in shares of common stock and thereby broke escrow in Pennsylvania. Accordingly, we are now accepting subscriptions from residents of all states.

As of December 31, 2014, we had acquired four properties, which were 83.8% leased on a weighted average basis. As of December 31, 2014, we had total real estate investments, at cost, of $262.5 million. As of September 30, 2014, we had incurred cumulatively to that date $36.7 million in selling commissions, dealer manager fees and offering costs in connection with the issuance and distribution of our registered securities.

On January 22, 2015, our board of directors approved the reallocation of 10.0 million shares from our DRIP to our primary offering.

We will continue to offer shares of our common stock in our primary offering until the earlier of (a) the date we sell 40 million shares pursuant to our primary offering and (b) May 31, 2015.

Shares Currently Available for Sale

As of January 31, 2015, we had received aggregate gross proceeds of $545.5 million, consisting of the sale of 21.7 million shares of common stock in our primary offering and $5.8 million from the DRIP. As of January 31, 2015, there are 22.0 million shares of our common stock outstanding, including shares issued under the DRIP and unvested restricted stock issued to our independent directors pursuant to our employee and director incentive restricted share plan. As of January 31, 2015, there are 18.3 million shares of our common stock available for sale in our primary offering.

Engagement of KPMG LLP as Independent Registered Public Accounting Firm

On February 2, 2015, we engaged KPMG LLP, or KPMG, as our new independent registered public accounting firm for the fiscal year ended December 31, 2014. Our audit committee participated in and approved the decision to appoint KPMG.

During our two most recent fiscal years and the subsequent interim period from January 1, 2015 through February 2, 2015, neither we nor anyone acting on behalf of us, consulted KPMG regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that KPMG concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K and the related instructions thereto) or a reportable event (as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K).

PROSPECTUS UPDATES

Description of Real Estate Investments

The following disclosure is hereby added as a new section immediately following the section “Description of Real Estate Investments — Recent Property Investments,” as included in Supplement No. 14.

“Probable Property Investments

123 William Street

On January 27, 2015, we, through a wholly-owned subsidiary of our OP, entered into a sale and purchase agreement to acquire the fee simple interest in an institutional-quality office building located at 123 William Street in Downtown Manhattan. The seller of the property is EEGO 123 William Owner, LLC. Under the terms of the agreement, we will acquire the property free and clear of any and all liens and encumbrances, including any mezzanine loans or preferred equity positions previously issued by the seller to its existing investors.

The seller is a wholly owned subsidiary of EEGO-ARC 123 William JV, LLC, a joint venture in which New York REIT, Inc., or NYRT, holds a $35.1 million preferred equity interest. Our sponsor and advisor and the sponsor and advisor of NYRT are under common control.

Pursuant to the terms of the agreement of sale and purchase, our obligation to close the acquisition of the property is subject to certain customary closing conditions. Although we believe that the acquisition of the property is probable, there can be no assurance that the acquisition of the property will be consummated. The agreement of sale and purchase contains customary representations and warranties by the seller.

Capitalization

The contract purchase price for the property is $253.0 million, exclusive of closing costs. We have made a $25.3 million nonrefundable deposit. We intend to fund the purchase price with proceeds from our ongoing initial public offering. We may seek financing for the property at or after closing from a lender yet to be identified. There is no assurance that we will be able to secure financing on terms that we deem favorable or at all.

Major Tenants/Lease Expiration

The property contains approximately 545,000 rentable square feet and is currently 81% leased. Currently, the property’s largest tenants are the People of the State of New York, the City of New York and the United States of America, each representing approximately 21%, 15% and 12% of annualized cash base rent, respectively.

The following table provides information relating to lease commencement and termination dates, rentable square feet, annualized cash base rent, rental escalations and renewal options for the three largest tenants, which represent greater than 10% of total annualized cash base rent. The People of the State of New York and the City of New York each, in the aggregate, represent greater than 10% of total rentable square feet. No other tenants represent greater than 10% of total rentable square feet.

Tenant	Lease Commencement Date	Lease Termination Date		Rentable Square Feet	Annualized Cash Base Rent (in thousands)(7)	Rental Escalations	Renewal Options
The People of the State of New York(1)(2):
Department of State	August 2012	July 2022		45,313	$1,460	1.75% annually	1 – 5 year option
Office of Court Administration	May 2000	April 2015		24,901	793	None	None
Office of the State Comptroller	June 2000	May 2015		18,747	579	None	None
Emergency Financial Control Board	July 2008	June 2018		12,658	537	2.50% annually	1 – 5 year option
The City of New York(3)(4):
Department of Youth and Community Development	August 2014	August 2017	(5)	40,610	1,706	None	None
Department of Citywide Administrative Services(6)	April 2015	March 2030		20,877	668	12.5% in years five and ten	1 – 5 year option
The United States of America	June 2012	June 2022		48,221	1,915	None	None

(1)	The People of the State of New York hold four leases occupied by the Department of State, Office of Court Administration, Office of the State Comptroller and the Emergency Financial Control Board.
(2)	The leases with the People of the State of New York contain an executory clause whereby monetary liability under the lease is limited to the funds available to the one or more departments, commissions, boards or officers to which the premises may be allotted.
(3)	The City of New York holds two leases, one of which is occupied the Department of Citywide Administrative Services and one of which will be occupied by the Department of Youth and Community Development.
(4)	The City of New York may terminate its lease agreements at various times for a termination fee calculated based on the remaining lease term as outlined in the lease agreements.
(5)	After the initial 36 month term of the lease, the lease will continue until termination by either party with no penalty or fee payable.
(6)	The City of New York’s lease that will be occupied by the Department of Citywide Administrative Services will commence upon substantial completion, or the Commencement Date, of certain agreed-upon alterations to the space, which is currently estimated to be April 2015, and expires at midnight of the day before the 15th anniversary of the Commencement Date, which is currently estimated to be March 2030.
(7)	Represents current month annualized cash rent if rent has commenced or annualized cash rent for the month of rent commencement if rent has not commenced.

The schedule of lease expirations for each of the next ten years, as well as the schedule of occupancy rate and the average effective annual rent per rentable square foot as of December 31 for each of the last five years, will be available upon the closing of the acquisition of the property.

Other

We believe the property is suitable and adequate for its uses.

We do not have any scheduled capital improvements. However, we are considering approximately $5.0 million of potential capital expenditures that may occur over the next 12 – 24 months, pending further review during the due diligence period. We intend to fund the additional investment with proceeds from our ongoing initial public offering.

We believe the property is adequately insured.

The Federal tax basis and the rate of depreciation will be determined based upon the completion of cost allocation studies in connection with finalizing our 2015 Federal tax return.

The annual real estate taxes payable on the property for the current tax year are expected to be $4.0 million at a rate of 10.684%.

We believe that the property is well located, has acceptable roadway access and is well maintained. The property is subject to competition from similar properties within its respective market area and the economic performance of the tenants of the property and their operations could be affected by changes in local economic conditions. We did not consider any other factors material or relevant to the decision to acquire the property, nor, after reasonable inquiry, are we aware of any material factors other than those discussed above that would cause the reported financial information not to be necessarily indicative of future operating results.”

Change in Auditor

The following disclosure hereby replaces the last paragraph of the section entitled “Change in Auditor” as added by Supplement No. 15.

“On February 2, 2015, we engaged KPMG as our new independent registered public accounting firm for the fiscal year ended December 31, 2014. Our audit committee participated in and approved the decision to appoint KPMG.

During our two most recent fiscal years and the subsequent interim period from January 1, 2015 through February 2, 2015, neither we nor anyone acting on behalf of us, consulted KPMG regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us, that KPMG concluded was an important factor considered by us, in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K and the related instructions thereto) or a reportable event (as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K).”